Exhibit 1

Level 18, 275 Kent Street

Sydney, NSW, 2000

ASX

Release

2 APRIL 2020

Peter King appointed Westpac CEO

Westpac Chairman Mr John McFarlane today announced the appointment of Mr Peter King as Chief Executive Officer.

Mr McFarlane said, in moments of global stress and uncertainty, management stability and strength are vital.

“I believe we need a Chief Executive in place now, not later, and with full, rather than acting authority. On my recommendation, the Board has appointed Peter King as CEO. Peter has agreed to do this for two years.

“I have built a strong relationship with Peter since we first met.  He understands the bank, its business and its finances, and has the confidence of the management team, as well as my own and that of the Board.

“He and I are also completely aligned on what needs to be done.  He is the right person to take the company forward at the present time, and now has the full authority to make change and to see it through,” Mr McFarlane said.

Peter King said it was a great honour to be appointed CEO of Westpac where he has worked for the past 25 years.

“We are focused on responding to the COVID-19 outbreak and supporting our customers and protecting our people.  We have a critical role to play alongside Government and regulators in supporting Australians and New Zealanders and our countries’ financial systems,” Mr King said.

“I am incredibly proud of how our people are responding to this crisis with genuine care, compassion and support for each other and for our customers.

“Across our organisation, we are working hard to ensure we remain open for business so we can continue to help customers with their financial situation.

“We must also look to the future for the best way for Westpac to meet the challenges ahead. We will need to be fast, agile and responsive to customer and community needs.

“My medium-term priorities remain to drive performance through our lines of business and sharper accountability, simplify the business through digital transformation, and lift our service culture and risk management capability,” Mr King said.

Mr McFarlane said the Board and CEO had decided CEO and Group Executive annual Short-Term Variable Rewards for 2020 will be cancelled, in recognition of collective accountability for the financial crime outcomes in Westpac’s business which led to the action brought by AUSTRAC.

Mr McFarlane said these are difficult times for our country and our company, with the impact of COVID-19 still unfolding and the flow-on effect to the global economy.

“As a bank, we have an important role to play in the community at this critical time. We are responding appropriately and the decisions we are making now, and over coming weeks and months, will make a significant difference going forward.

“However, given the impact of the Coronavirus on the economy and the level of uncertainty, while it is difficult to make a reasonable assessment of its potential impact at the moment, we expect to see a rise in our credit provisioning this year and probably beyond, which will be accelerated by recently implemented accounting standards. We are currently working through this and will update shareholders in due course,” he said.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

Peter King Biography

Peter King

BEc, FCA.

Peter was appointed Acting Westpac Group Chief Executive Officer in December 2019.

In his 25 years at Westpac Group, Peter has held senior finance roles including Chief Financial Officer since 2014 with responsibility for Westpac’s Finance, Group Audit, Tax, Treasury and Investor Relations functions. Prior to this he was Deputy Chief Financial Officer for three years and held senior positions across the Group including in Group Finance, Business and Consumer Banking, Business and Technology Services, Treasury and Financial Markets.

Peter commenced his career at Deloitte Touche Tohmatsu. He has a Bachelor of Economics from Sydney University and completed the Advanced Management Programme at INSEAD. He is a Fellow of the Institute of Chartered Accountants.

This document has been authorised for release by Tim Hartin, Group Company Secretary.

Summary of Key Terms of Employment Agreement

A summary of the material terms and conditions of the employment agreement entered into with Peter King are:

1.              Appointment and Commencement Date

Mr King has been appointed to the position of Managing Director and Chief Executive Officer commencing on 2 April 2020 (Commencement Date).

2.              Term

The appointment is for a 2 year fixed term (Term) , with an option to extend the term by mutual agreement.  The termination rights of Westpac and the Executive are set out below.

3.              Remuneration

There are three components of Mr King’s remuneration:

•          Fixed package

An initial base salary of $2,400,000 (including salary, superannuation contributions and salary sacrificed benefits) which will be reviewed annually.

•          Short-term variable reward

Mr King will continue to be eligible to receive an annual short term variable reward (STVR). Mr King’s STVR target for FY20 will be $2,400,000 and will be pro-rated for the period from the Commencement Date to 30 September 2020.  The STVR target will be reviewed annually by the Board.

The Board will determine an annual STVR payment between 0% and 150% of target, depending on individual and Group business results.  The Board will also determine the proportion of any award to be deferred (currently 50% of each award is deferred) and the period(s) of deferral (currently two equal tranches are deferred for 1 and 2 years respectively).  Deferred STVR may be paid in shares (subject to shareholder approval) or cash as determined by the Board.

•          Long term incentive

Mr King will continue to be eligible to receive an annual long term incentive award (LTI) provided in share rights (subject to shareholder approval) or cash.  The value of Mr King’s LTI for FY20 will be $3,200,000 (pro-rated for the period from the Commencement Date to 30 September 2020) with the additional share rights being subject to shareholder approval at the 2020 AGM.  The LTI is subject to the satisfaction of the performance hurdle explained in Westpac’s 2019 Annual Report, with the share price, performance period (4 years), TSR measure and vesting date adjusted to reflect the Commencement Date.  Future LTI grants (and the terms of those grants) will be reviewed annually by the Board.

Vesting of all variable rewards remain subject to ongoing Board review in accordance with the applicable terms.

The provisions of Mr King’s existing employment agreement, including his existing STVR and LTI targets in his capacity as Chief Financial Officer for the period 1 October to 1 December 2019 and as Acting Chief Executive Officer for the period from 2 December 2019 will continue to operate prior to the Commencement Date and will be pro-rated for each period to the Commencement Date.

4.              Termination Provisions

Both Mr King and Westpac may terminate Mr King’s employment on notice for any reason.  The notice period is 12 months or the balance of the Term where notice is given in the second year of the Term. Westpac can make a payment in lieu of notice (calculated on Mr King’s fixed remuneration).

Westpac may also terminate Mr King’s employment immediately without notice for serious breach and similar reasons.

The termination of Mr King’s employment at the end of the Term or earlier with Westpac’s agreement will be treated as a retirement under Westpac’s incentive plans.

5.              Post-Employment restraints

Mr King will be subject to an obligation not to compete with Westpac in Australia or New Zealand for 12 months following the termination of employment for any reason.